UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2017
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 27, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2017. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	July 28, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 27, 2017

Table of Contents	Exhibit 99.1

QIAGEN reports results for second quarter and first half of 2017

•	Strong Q2 2017 results reaffirm QIAGEN on track to achieve full-year goals:

◦	Net sales $349.0 million (+4% actual); adjusted net sales $349.6 million (+5% actual, +7% CER vs. +5-6% CER guidance)

◦	EPS $0.06; adjusted EPS $0.25 ($0.25 CER), adjusted EPS excluding restructuring charge $0.30 ($0.30 CER vs. $0.28-0.29 CER guidance)

◦	H1 free cash flow of $91.6 million impacted by $30.8 million for restructuring

•	Sample to Insight portfolio momentum with expansion of QuantiFERON latent TB test, Personalized Healthcare, NGS portfolio and QIAsymphony platform

•	QIAGEN upgrades 2017 adjusted sales outlook after solid H1, now expects 7% CER growth; keeps adjusted EPS target before restructuring of $1.25-1.27 CER
Venlo, the Netherlands, July 27, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2017, delivering on goals for improvements in net sales and adjusted earnings.
“QIAGEN’s performance for the second quarter of 2017 further strengthens our confidence in achieving our full-year goals for strong sales growth and a double-digit increase in adjusted earnings per share, as our differentiated portfolio of Sample to Insight molecular testing solutions gains momentum,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“All customer classes and regions contributed to growth in the second quarter of 2017. Molecular Diagnostics maintained a 6% sales growth pace at constant exchange rates (CER). In the Life Science customer classes, Applied Testing led with 12% CER growth due to market share gains for human ID and forensics solutions, followed by Pharma (+8% CER) and Academia (+4% CER). Among key products, the QuantiFERON latent TB test delivered dynamic growth supporting the 2017 goal for more than 25% CER growth. The QIAsymphony automation system also remains on track to exceed the year-end 2017 goal of more than 2,000 cumulative placements, and to generate double-digit CER growth in related consumables. In Personalized Healthcare, QIAGEN signed an important agreement with Bristol-Myers Squibb to develop next-generation sequencing (NGS) solutions for companion diagnostics to better guide the use of novel immuno-oncology therapies, and negotiations are progressing well with several other pharma companies for similar collaborations. These assays will be optimized for use on the GeneReader NGS System, the world’s first complete Sample to Insight NGS workflow. GeneReader NGS solutions are building momentum with the recent launch of two new panels for breast and lung cancer analysis, as well as the first customers receiving customized panels, creating an almost unlimited panel offering available for GeneReader,” Schatz said.
“The progress we are making in 2017 - anchored by our commitment to value creation and disciplined capital allocation - is creating a foundation for our ambitions to deliver on goals we have set for faster sales growth, double-digit earnings per share growth and increasing cash flows from 2016 through 2020,” Schatz said.
Second quarter 2017 results
Net sales grew 4% to $349.0 million in the second quarter of 2017 over the year-ago period, rising 6% at constant exchange rates (CER) with two percentage points of adverse currency movements. Adjusted net sales, which include all revenues from the January 2017 acquisition of the bioinformatics company OmicSoft, increased 5% to $349.6 million in the second quarter of 2017, and increased 7% CER with two percentage points of adverse currency movements. Organic expansion contributed four percentage points to total CER growth, while three percentage points came from the June 2016 acquisition of Exiqon A/S, a leader in RNA analysis technologies, and to a lesser extent from the OmicSoft acquisition. No headwinds were seen from U.S. HPV test sales in the 2017 quarter.
Higher net sales of consumables and related revenues (+8% CER / 88% of sales) more than offset lower instrument sales (-4% CER / 12% of sales). Growth in Molecular Diagnostics (+6% CER / 48% of sales) was led by the QuantiFERON latent TB tests remaining on track for more than 25% CER growth for the year, as well as double-digit CER gains in the QIAsymphony automation system consumables portfolio and solid growth in Personalized Healthcare. In the Life Science customer classes, Applied Testing led with 12% CER growth thanks to market share gains in forensics and Human ID testing, while Pharma (+8% CER) and Academia (+4% CER) grew amid modestly improving customer demand trends. Among the regions, Asia-Pacific / Japan (+12% CER) showed the strongest growth trend, and ahead of the Europe / Middle East / Africa (+8% CER) region, while the Americas (+4% CER) benefited from the lack of headwinds from U.S. HPV test sales.
Operating income was $22.4 million in the second quarter of 2017 compared to $29.8 million in the same period of 2016, and included charges of $21 million for business integration and acquisition-related costs, of which $16 million was related to the settlement of various acquisition-related litigation matters, with the vast majority for PCR-based biomarker disputes. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, rose 7% to $74.5 million compared to $69.5 million in the year-ago period. The adjusted operating income margin was steady at 21% of sales compared to the same period of 2016. Excluding the pre-tax restructuring charge of $13.5 million (or $0.05 per share after tax) in the second quarter of 2017, adjusted operating income rose 27% to $88.0 million and the adjusted operating income margin was 25% of sales.
Net income attributable to owners of QIAGEN N.V. was $14.0 million, or $0.06 per diluted share (based on 232.7 million diluted shares) compared to $21.3 million, or $0.09 per share (based on 238.7 million diluted shares) in the same quarter of 2016. Adjusted net income was $57.7 million, or $0.25 per share ($0.25 CER), compared to $57.2 million, or $0.24 per share, a year earlier. Excluding the restructuring charge in the 2017 quarter, adjusted diluted EPS was $0.30 per share ($0.30 CER).
First half 2017 results
Net sales grew 4% to $656.7 million in the first half of 2017 over the year-ago period, rising 6% CER with two percentage points of adverse currency movements. Adjusted net sales rose 4% to $657.9 million in the first half of 2017, growing 6% CER with two percentage points of adverse currency movements. Organic expansion provided four percentage points to total CER growth, while two percentage points came from Exiqon and OmicSoft. Excluding U.S. HPV test sales, which created one percentage point of headwinds, adjusted net sales rose 7% CER over the first half of 2016.
Higher sales of consumables and related revenues (+7% CER / 89% of sales) more than offset a modest decline in instruments (-4% CER / 11% of sales). Molecular Diagnostics (+5% CER / 47% of sales) advanced +6% CER when excluding U.S. HPV test sales. In the Life Science customer classes, Applied Testing led with 16% CER growth, supported by single-digit growth trends in Pharma (+8% CER) and Academia (+3% CER). Among the regions, Asia-Pacific / Japan (+11% CER) had the fastest pace, followed by Europe /

Middle East / Africa (+7% CER) and the Americas (+3% CER), which grew 5% CER excluding headwinds from lower U.S. HPV test sales.
Operating income was $46.1 million in the first half of 2017 compared to $46.4 million in the same period of 2016. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, increased 8% to $134.4 million compared to $124.0 million in the year-ago period, as the adjusted operating income margin remained steady at 20% of sales compared to the same period of 2016. Excluding the pre-tax restructuring charge of $17.4 million (or $0.06 per share after tax) in the first half of 2017, adjusted operating income rose 22% to $151.7 million and the adjusted operating income margin was 23% of sales.
Net income attributable to owners of QIAGEN N.V. was $31.6 million, or $0.14 per diluted share (based on 233.8 million diluted shares), in the first half of 2017 compared to $37.0 million, or $0.16 per share (based on 238.5 million diluted shares) in the first half of 2016. Adjusted net income was $105.5 million, or $0.45 per share ($0.46 CER), compared to $102.0 million, or $0.43 per share, in the year-ago period. Excluding the restructuring charge in the first half of 2017, adjusted diluted EPS was $0.51 per share ($0.52 CER).
Balance sheet and cash flows
At June 30, 2017, cash and cash equivalents increased to $542.8 million from $439.2 million at December 31, 2016. Net cash provided by operating activities was $129.5 million in the first half of 2017, down from $147.8 million in the year-ago period, in part due to $30.8 million of cash paid in the first half of 2017 for restructuring. Purchases of Property, Plant and Equipment declined slightly to $37.9 million in the first half of 2017 from $39.8 million in the first half of 2016, and free cash flow was $91.6 million compared to $107.9 million in the year-ago period. Net cash used in investing activities was $79.5 million in the first half of 2017, which included payments for the OmicSoft acquisition, compared to net cash used in investing activities of $107.1 million in the first half of 2016. Net cash provided by financing activities was $48.3 million compared to cash used in financing activities of $5.0 million in the first half of 2016. Results for the 2017 period included net proceeds of $300.2 million from the issuance of a German private placement (“Schuldschein”) in the second quarter of 2017 at low interest rates and with maturities from 2021 until 2027, as well as $244 million of cash used for the capital repayment as part of the synthetic share repurchase in January 2017.
“QIAGEN is moving ahead toward achieving the goals we have set for solid growth in sales and adjusted earnings with a mindset of continuous improvement to sustain this faster performance and to further increase margins,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Based on the success of these initiatives, we decided to take additional actions during the second quarter of 2017. We expect these to generate benefits in 2018 and the coming years, especially as we focus on our goals for 2020 and on further improving sales growth, adjusted earnings and cash flow. Underlying free cash flow trends were strong in the first half of 2017, but were hampered by the cash restructuring payments. Furthermore, we are committed to our disciplined approach to capital allocation and intend to return the remaining $55 million of our $300 million return commitment through open-market share repurchases.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Second quarter			First half
	2017	2016	Change	2017	2016	Change
Net sales	349.0	334.4	4% /	656.7	632.8	4% /
			(6% CER)			(6% CER)
Adjusted net sales	349.6	334.4	5% /	657.9	632.8	4% /
			(7% CER)			(6% CER)
Operating income	22.4	29.8	-25%	46.1	46.4	-1%
Adjusted operating income	74.5	69.5	7%	134.4	124.0	8%
Adjusted operating income excluding restructuring charge	88.0	69.5	27%	151.7	124.0	22%
Net income	14.0	21.3	-34%	31.6	37.0	-15%
Adjusted net income	57.7	57.2	1%	105.5	102.0	3%
Adjusted net income excluding restructuring charge	68.7	57.2	20%	119.5	102.0	17%
Diluted EPS(1)	$0.06	$0.09		$0.14	$0.16
Adjusted diluted EPS(1)	$0.25	$0.24		$0.45	$0.43
Adjusted diluted EPS excluding restructuring charge(1)	$0.30 /	$0.24		0.51 /	$0.43
	($0.30 CER)			($0.52 CER)

Net cash provided by operating activities(2)	69.4	99.1		129.5	147.8
Less purchases of property, plant and equipment	-21.9	-21.5		-37.9	-39.8
Free cash flow	47.4	77.6		91.6	107.9
(1) Weighted number of diluted shares (Q2 2017: 232.7 million, Q2 2016: 238.7 million) (H1 2017: 233.8 million, H1 2016: 238.5 million)
(2) 2017 results include cash payments for restructuring (Q2 2017: $7.8 million, H1 2017: $30.8 million)
CER - Constant exchange rates. Results for net income and EPS based on income attributable to owners of QIAGEN N.V.
In Q4 2016, QIAGEN changed to the “multiple attribution method” accounting principle for equity-based compensation. For the first six months of 2016, diluted EPS was revised to $0.16 (previously $0.15) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares while the diluted EPS for the second quarter remained unchanged at $0.09. See table accompanying this press release for further information.

Adjusted net sales by product category and customer class

	Q2 2017			H1 2017
	Net sales: $349.0 million			Net sales: $656.7 million
	Adjusted net sales: $349.6 million			Adjusted net sales: $657.9 million
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$309	8%	88%	$583	7%	89%
Instruments	$40	-4%	12%	$75	-4%	11%

Molecular Diagnostics(1)	$168	6%	48%	$310	5%	47%
Applied Testing	$33	12%	10%	$62	16%	10%
Pharma	$71	8%	20%	$134	8%	20%
Academia	$78	4%	22%	$152	3%	23%
(1) Includes companion diagnostic co-development revenues (Q2 2017: $7 million, +28% CER) and (H1 2017: $13 million, +20% CER) and U.S. HPV sales (Q2 2017: $8 million, +11% CER, 2% of sales; H1 2017: $12 million -21% CER, 2% of sales).
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates.
Tables may have rounding differences.

Adjusted net sales by geographic region

	Q2 2017			H1 2017
	Net sales: $349.0 million			Net sales: $656.7 million
	Adjusted net sales: $349.6 million			Adjusted net sales: $657.9 million
	Adj. sales (In $ m)	% CER change	% of sales	Adj. sales (In $ m)	% CER change	% of sales
Americas	$164	4%	47%	$306	3%	47%
Europe / Middle East / Africa	$112	8%	32%	$212	7%	32%
Asia-Pacific / Japan	$74	12%	21%	$138	11%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (Q2 2017: $58 million, +12% CER, 17% of sales; H1 2017: $102 million, +13% CER, 15% of sales).
Q2 and H1 2017: Rest of world represented less than 1% of net sales.
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates.
Tables may have rounding differences.
Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN continues to capture growth opportunities with differentiated Sample to Insight solutions enabling molecular testing across the continuum from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB Gold Plus (QFT-Plus), the fourth generation of the market-leading blood test for detecting latent tuberculosis (TB) infection, was approved in June 2017 by the U.S. Food and Drug Administration (FDA). QIAGEN submitted a pre-market approval (PMA) supplement in late 2016, and U.S. commercialization is expected to begin later this year. The FDA approval follows the launch and successful uptake of QFT-Plus in more than 75 countries across Europe, the Middle East, Africa, Asia and Latin America. The QuantiFERON-TB franchise continues to grow rapidly as global TB control efforts embrace the value of screening to prevent progression to active TB. Recent approval by France’s Ministry of Health and Social Affairs of the reimbursement of QFT-Plus by the national health insurance system was among the important advances so far in 2017 in screening of at-risk individuals for latent TB infection.

•
The GeneReader NGS System, the world’s first complete Sample to Insight solution for next-generation sequencing, is gaining momentum in 2017 with new placements and an expanding menu of test content. In addition to the GeneRead QIAact Actionable Insights Tumor Panel for analysis of DNA variances in widespread cancers, QIAGEN has launched the GeneRead QIAact BRCA 1/2 Panel and the GeneRead QIAact Lung DNA Panel. All three panels analyze both FFPE (tissue biopsy) and liquid biopsy samples for use in clinical research. Additional assays are in development to further improve the unique utility of GeneReader for a broader range of oncology applications. QIAGEN also has started offering customized NGS assays to provide GeneReader customers with access to an extensive panel content portfolio.

•
Personalized Healthcare continues to expand through collaborations to develop molecular tests providing genomic insights to guide medical decision-making for patients. As announced at the American Society for Cancer Oncology (ASCO) annual meeting in June 2017, QIAGEN and Bristol-Myers Squibb (BMS) signed a groundbreaking collaboration to explore the use of NGS technology to develop gene expression profiles (GEPs) as predictive or prognostic tools for use with novel BMS immuno-oncology (I-O) therapies in cancer treatment. This will leverage the combination of BMS’s portfolio with QIAGEN's proven track record in developing and commercializing companion and complementary diagnostics, as well as QIAGEN's portfolio of NGS technologies. I-O therapies offer a novel way to treat cancer by using drugs to target the body's immune system to help fight cancer.

To support rapidly growing research in immuno-oncology, QIAGEN acquired the worldwide rights from The Johns Hopkins University to biomarkers to assess microsatellite instability (MSI) and mismatch repair (MMR), along with tumor mutation burden (TMB), which play key roles in identifying cancer patients who could benefit from novel I-O therapies.

•
QIAsymphony, the premier Sample to Insight automation solution, continues to grow rapidly through global placements toward the goal of more than 2,000 cumulative placements by the end of 2017. During the first half of 2017, the systems’ menu offering was expanded with two additional FDA-approved tests, in particular the JAK2 assay for use in blood cancer.

Initiatives to sustain faster sales momentum while delivering margin benefits
QIAGEN announced new initiatives during the fourth quarter of 2016 to sustain faster sales momentum while improving efficiency and accountability to increase margins. Significant efficiency benefits have already been delivered, and targeted actions are continuing during 2017. QIAGEN has expanded the scope of these programs, in particular aiming to capture greater benefits from shared service centers and digitization. QIAGEN recorded a pre-tax restructuring charge of approximately $13.5 million, or about $0.05 per share, in the second quarter of 2017 that was included in adjusted results, compared to a previous target for a pre-tax restructuring charge of approximately $6 million, or about $0.02 per share. QIAGEN continues to review ways to improve efficiency and effectiveness, and now expects a pre-tax restructuring charge for full-year 2017 of approximately $20 million, or about $0.07 per share, related to these initiatives that will be included in adjusted results compared to the prior estimate for about $10 million of pre-tax charges, or about $0.03 per share.
Outlook
Based on the solid performance in the first half of the year, QIAGEN has upgraded its full-year 2017 guidance for adjusted net sales growth to approximately 7% CER (previously 6-7% CER). This includes about five to six percentage points of organic growth from the portfolio (including about one percentage point of headwind from reduced U.S. HPV test sales) and approximately one to two percentage point from the acquisitions of Exiqon (acquired in June 2016) and, to a lesser extent, OmicSoft (acquired in January 2017). QIAGEN also reaffirms its previous guidance for adjusted diluted EPS of about $1.25-1.27 CER per share based on operating and financial leverage, which includes benefits from completion of the $300 million share repurchase commitment by the end of 2017 and efficiency actions initiated in 2016, but excludes $0.07 per share of restructuring costs expected for 2017. Based on exchange rates as of July 25, 2017, currency movements against the U.S. dollar are expected to have an adverse impact on results of about up to one percentage point on full-year 2017 adjusted net sales, and about $0.02 per share on adjusted diluted EPS. These expectations do not take into account any further acquisitions that could be completed in 2017.
For the third quarter of 2017, adjusted net sales are expected to rise approximately 7% CER from the prior-year quarter and adjusted diluted EPS is expected to be approximately $0.32-0.33 CER excluding restructuring charges. Based on exchange rates as of July 25, 2017, currency movements against the U.S. dollar are expected to have no impact on adjusted net sales, but an adverse impact of up to approximately $0.01 per share on adjusted EPS results for the third quarter of 2017.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Friday, July 28, 2017, at 15:00 Central European Time (CET) / 9:00 Eastern Daylight Time (EDT). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. For these reasons, we are also presenting adjusted results excluding the impact of the restructuring charge taken in the first half of 2017. Reconciliations are included in the tables accompanying this report. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.
2016 change in accounting principle for equity-based compensation
In the fourth quarter of 2016, QIAGEN made a change in accounting principle for equity-based compensation to the “multiple attribution method,” which now aligns QIAGEN’s U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards) reporting. QIAGEN believes this change is preferable since it provides better alignment of cost recognition over vesting periods. Results for previous years have been revised without any meaningful impact. For the first six months of 2016, diluted EPS was revised to $0.16 from $0.15, as a reduction of $1.1 million in after-tax equity-based compensation was offset by an increase of about 1.5 million in the weighted average number of shares. For the second quarter of 2016, diluted EPS remained unchanged at $0.09. For more information, please see table accompanying this press release and filings with the U.S. Securities and Exchange Commission.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2017, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted EPS, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and free cash flow results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Dr. Sarah Fakih
Associate Director Investor Relations
+ 49 2103 29 11457
Email: ir@qiagen.com
ir.qiagen.com

Public Relations:
Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
pr.qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	June 30,
(In $ thousands, except share data)	2017	2016
Net sales	348,990	334,412
Cost of sales	124,433	123,600
Gross profit	224,557	210,812
Operating expenses:
Research and development	38,787	42,008
Sales and marketing	103,867	98,727
General and administrative, integration and other	49,857	30,497
Acquisition-related intangible amortization	9,681	9,739
Total operating expenses	202,192	180,971
Income from operations	22,365	29,841
Other income (expense):
Interest income	1,718	1,502
Interest expense	(10,581)	(9,408)
Other (expense) income, net	(1,111)	1,017
Total other expense, net	(9,974)	(6,889)
Income before income taxes	12,391	22,952
Income taxes	(1,560)	1,686
Net income attributable to the owners of QIAGEN N.V.	13,951	21,266

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.09
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.25	$0.24

Diluted shares used in computing diluted net income per common share (in thousands)	232,681	238,667

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months ended
	June 30,
(In $ thousands, except per share data)	2017	2016
Net sales	656,696	632,791
Cost of sales	236,294	237,206
Gross profit	420,402	395,585
Operating expenses:
Research and development	76,618	81,584
Sales and marketing	196,205	192,101
General and administrative, integration and other	82,105	56,010
Acquisition-related intangible amortization	19,358	19,536
Total operating expenses	374,286	349,231
Income from operations	46,116	46,354
Other income (expense):
Interest income	3,628	3,018
Interest expense	(20,743)	(18,744)
Other (expense) income, net	(127)	2,334
Total other expense, net	(17,242)	(13,392)
Income before income taxes	28,874	32,962
Income taxes	(2,728)	(3,968)
Net income	31,602	36,930
Net loss attributable to noncontrolling interest	—	(47)
Net income attributable to the owners of QIAGEN N.V.	31,602	36,977

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.16
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.45	$0.43

Diluted shares used in computing diluted net income per common share	233,781	238,515

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended June 30, 2017
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	349.0	224.6	22.4	12.4	1.6	NM	14.0	$0.06
Adjustments:
Business integration and acquisition-related items	0.6	0.7	21.6	21.6	(7.5)		14.1	0.06
Purchased intangibles amortization	—	20.9	30.5	30.5	(10.3)		20.2	0.09
Non-cash interest expense charges	—	—	—	5.1	—		5.1	0.02
Other special income and expense items	—	—	—	(0.3)	4.6		4.3	0.02
Total adjustments	0.6	21.6	52.1	56.9	(13.2)		43.7	0.19
Adjusted results	349.6	246.2	74.5	69.3	(11.6)	17%	57.7	$0.25
Restructuring charges	—	0.6	13.5	13.5	(2.5)		11.0	$0.05
Adjusted results excluding restructuring charges	349.6	246.8	88.0	82.8	(14.1)	17%	68.7	$0.30

* Using 232.7 M diluted shares
NM - Not meaningful

Three months ended June 30, 2016
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	334.4	210.8	29.8	23.0	(1.7)	7%	21.3	$0.09
Adjustments:
Business integration and acquisition-related items	—	3.5	9.9	9.9	(2.6)		7.3	0.03
Purchased intangibles amortization	—	20.0	29.8	29.8	(10.0)		19.8	0.08
Non-cash interest expense charges	—	—	—	4.9	—		4.9	0.02
Other special income and expense items	—	—	—	0.6	3.3		3.9	0.02
Total adjustments	—	23.5	39.7	45.2	(9.3)		35.9	0.15
Adjusted results	334.4	234.3	69.5	68.2	(11.0)	16%	57.2	$0.24

* Using 238.7 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Six months ended June 30, 2017
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	656.7	420.4	46.1	28.9	2.7	NM	31.6	$0.14
Adjustments:
Business integration and acquisition-related items	1.2	1.5	27.4	27.4	(9.2)		18.2	0.08
Purchased intangibles amortization	—	41.5	60.9	60.9	(20.6)		40.3	0.17
Non-cash interest expense charges	—	—	—	10.1	—		10.1	0.04
Other special income and expense items	—	—	—	(0.2)	5.5		5.3	0.02
Total adjustments	1.2	43.0	88.3	98.2	(24.3)		73.9	0.31
Adjusted results	657.9	463.4	134.4	127.1	(21.6)	17%	105.5	$0.45
Restructuring charges	—	0.9	17.4	17.4	(3.3)		14.0	$0.06
Adjusted results excluding restructuring charges	657.9	464.3	151.7	144.5	(24.9)	17%	119.5	$0.51

* Using 233.8 M diluted shares
NM - Not meaningful

Six months ended June 30, 2016
(In $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax Rate	Net income	Diluted EPS*
Reported results	632.8	395.6	46.4	33.0	4.0	NM	37.0	$0.16
Adjustments:
Business integration and acquisition-related items	—	6.4	18.3	18.3	(5.4)		12.9	0.06
Purchased intangible amortization	—	39.8	59.3	59.3	(19.9)		39.4	0.17
Non-cash interest expense charges	—	—	—	9.8	—		9.8	0.04
Other special income and expense items	—	—	—	0.8	2.1		2.9	0.01
Total adjustments	—	46.2	77.6	88.2	(23.2)		65.0	0.28
Adjusted results	632.8	441.8	124.0	121.2	(19.2)	16%	102.0	$0.43

* Using 238.5 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
OVERVIEW OF 2016 RESULTS UNDER MULTIPLE ATTRIBUTION FOR EQUITY-BASED COMPENSATION
(unaudited)

In Q4 2016, QIAGEN changed to the "multiple attribution method" accounting principle for equity-based compensation. For the first six months of 2016, diluted EPS was revised to $0.16 (previously $0.15) due to a modest rounding difference from reduction in equity-based compensation versus increase in number of diluted shares. Diluted EPS for the second quarter remained unchanged at $0.09.

(EPS data in $ per share, diluted shares in thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Results under former single attribution method
Diluted EPS	0.06	0.09	0.14
Diluted EPS, adjusted	0.19	0.24	0.29
Diluted shares	236,854	237,161	238,343

Results under new multiple attribution method
Diluted EPS	0.07	0.09	0.15	0.04
Diluted EPS, adjusted	0.19	0.24	0.29	0.15
Diluted shares	238,363	238,667	239,297	239,648

(EPS data in $ per share, diluted shares in thousands)	3M 2016	6M 2016	9M 2016	FY 2016
Results under former single attribution method
Diluted EPS	0.06	0.15	0.29
Diluted EPS, adjusted	0.19	0.43	0.71
Diluted shares	236,854	237,008	237,453

Results under new multiple attribution method
Diluted EPS	0.07	0.16	0.30	0.34
Diluted EPS, adjusted	0.19	0.43	0.72	0.87
Diluted shares	238,363	238,515	238,775	238,993

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	542,841	439,180
Short-term investments	66,006	92,999
Accounts receivable, net	278,392	278,244
Income taxes receivable	31,489	23,795
Inventories, net	155,667	136,552
Prepaid expenses and other current assets	84,859	66,799
Total current assets	1,159,254	1,037,569
Long-term assets:
Property, plant and equipment, net	465,547	436,655
Goodwill	1,995,807	1,925,518
Intangible assets, net	546,841	557,159
Deferred income taxes	66,078	68,384
Other long-term assets	322,595	282,909
Total long-term assets	3,396,868	3,270,625
Total assets	4,556,122	4,308,194
Liabilities and Equity
Current liabilities:
Accounts payable	48,500	51,218
Accrued and other current liabilities	241,603	230,305
Income taxes payable	10,678	26,906
Total current liabilities	300,781	308,429
Long-term liabilities:
Long-term debt	1,383,830	1,067,096
Deferred income taxes	41,613	40,621
Other long-term liabilities	324,524	284,952
Total long-term liabilities	1,749,967	1,392,669
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 230,829 and 239,707 shares in 2017 and in 2016, respectively	2,702	2,812
Additional paid-in capital	1,569,404	1,794,665
Retained earnings	1,241,764	1,263,464
Accumulated other comprehensive loss	(244,791)	(333,839)
Less treasury shares at cost - 2,595 and 5,147 shares in 2017 and in 2016, respectively	(63,705)	(120,006)
Total equity	2,505,374	2,607,096
Total liabilities and equity	4,556,122	4,308,194

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended
	June 30,
(In $ thousands)	2017	2016
Cash flows from operating activities:
Net income	31,602	36,930
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	111,348	103,289
Non-cash impairments	3,122	—
Amortization of debt discount and issuance costs	10,432	10,152
Share-based compensation expense	19,058	12,408
Excess tax benefits from share-based compensation	—	(74)
Deferred income taxes	(2,101)	(7,999)
Gain (loss) on marketable securities	1,055	(1,360)
Changes in fair value of contingent consideration	—	(5,501)
Other items, net including fair value changes in derivatives	(4,384)	(142)
Net changes in operating assets and liabilities:
Accounts receivable	13,480	25,720
Inventories	(18,750)	(5,805)
Prepaid expenses and other	(7,259)	2,887
Other long-term assets	(1,676)	4,617
Accounts payable	(4,404)	(9,053)
Accrued and other current liabilities	2,856	(16,623)
Income taxes	(24,425)	2,175
Other long-term liabilities	(438)	(3,853)
Net cash provided by operating activities	129,516	147,768

Cash flows from investing activities:
Purchases of property, plant and equipment	(37,907)	(39,840)
Proceeds from sale of equipment	42	20
Purchases of intangible assets	(18,116)	(7,167)
Purchases of investments	(584)	(21,287)
Cash paid for acquisitions, net of cash acquired	(49,678)	(90,490)
Purchases of short-term investments	(36,209)	(355,051)
Proceeds from sales of short-term investments	65,234	409,103
Other investing activities	(2,296)	(2,424)
Net cash used in investing activities	(79,514)	(107,136)

Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	300,155	—
Capital repayment	(243,945)	—
Principal payments on capital leases	(674)	(556)
Excess tax benefits from share-based compensation	—	74
Proceeds from issuance of common shares	2,999	1,038
Other financing activities	(10,187)	(5,519)
Net cash provided by (used in) financing activities	48,348	(4,963)
Effect of exchange rate changes on cash and cash equivalents	5,311	2,477
Net increase in cash and cash equivalents	103,661	38,146
Cash and cash equivalents, beginning of period	439,180	290,011
Cash and cash equivalents, end of period	542,841	328,157

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	129,516	147,768
Purchases of property, plant and equipment	(37,907)	(39,840)
Free Cash Flow	91,609	107,928
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.